UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-Held Company Corporate Taxpayer’s ID (CNPJ) # 60.746.948/0001-12

Material Fact

The Management Bodies of Banco Bradesco S.A., at meetings held today, resolved to:

I. Board of Directors

Call the Company’s shareholders to gather at the Special Shareholders’ Meeting, to be held on December 17, 2010, at 5 p.m., at the Company’s headquarters, Cidade de Deus, Vila Yara, Osasco, SP, at Salão Nobre, 5o andar, Prédio Vermelho, in which the Board of Directors will present proposals for the resolution of shareholders, highlighting:

• Capital Stock Increase with Subscription of New Shares

Capital Stock Increase by the amount of R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, by issuing 62,344,140 new book-entry, registered shares, with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares, at the price of R$24.06 per share, for private subscription by the shareholders in the period from December 29, 2010 to January 31, 2011, in the proportion of 1.657008936% on the shareholding position that each one holds on the date of the Shareholders’ Meeting (December 17, 2010), with payment in cash, on February 18, 2011, of 100% of the amount of the subscribed shares.

The Capital Stock increase aims to:

• continue and strength the investments in the expansion and modernization of our facilities, mainly regarding information technology, maintaining the Bank’s structure at levels that are adequate to an efficient service rendering and optimization of processes;

• reinforce the Bank’s capitalization vis-à-vis the growth expectation of the volume of credit operations for the next years and the constantly evolution of its activities; and

• maintain high levels of liquidity and conservative policy regarding the leverage ratios, creating flexibility for strategic positioning in face of market opportunities.

The exercise of the share subscription rights will not result in any disbursement of new resources by the shareholders registered in the Bank’s records on December 6, 2010, since the payment may be realized by using the credits related to Complementary Interest on Own Capital to be paid on the same date of the payment of the subscribed shares, according to the provisions of Item II.

II. Board of Executive Officers

Payment of Complementary Interest on Own Capital at the amount of R$ 1.906 billion

To propose to the Board of Directors, which shall resolve at a meeting to be held on December 6, 2010, the payment of Complementary Interest on Own Capital to the Company’s shareholders, which will allow the shareholders to subscribe the capital stock increase proposed in item “I”, without any disbursement of new resources;

• Complementary Interest on Own Capital, in the amount of R$1,906,000,000.00, consisting of R$0.482461664 per common share and R$0.530707830 per preferred share, whose payment will be made by the net amount of R$0.410092414 per common share and R$0.451101656 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax, which shall receive the declared amount;

Upon the approval of the proposal, the payment shall be made on February 18, 2011, benefiting the shareholders who are registered at the Bank’s records on December 6, 2010. The shares will be traded “ex-right” on Interest on Own Capital as from December 7, 2010.

Publicly-Held Company Corporate Taxpayer’s ID (CNPJ) # 60.746.948/0001-12

The Complementary Interest to be approved represents, approximately, 36 times the amount of Dividends paid monthly.

The Complementary Interest related to the shares held in custody of BM&FBOVESPA S.A. –Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA S.A., which shall transfer them to the shareholders through the Depository Agents.

Below, the demonstrative table of the values paid and to be paid related to 2010:

In R$

Monthly Dividends paid	484,660,930.02
Intermediary Interest of the 1st half paid	558,538,294.80
Subtotal – Amount paid*	1,043,199,224.82
Monthly Dividends to be paid on December 1, 2010 and January 3, 2011	104,444,046.84
Complementary Interest to be paid on February 18, 2011	1,906,000,000.00
Total	3,053,643,271.66

(*) It takes into consideration the bonus stock approved at the Special Shareholders’ Meetings held on December 18, 2009 and June 10, 2010.

Per share in R$

Type	Monthly Dividends	Intermediary Interest of the 1st half	Complementary Interest	Total
Common	0.158631000	0.155520588	0.482461664	0.796613252
Preferred	0.174494100	0.171072647	0.530707830	0.876274577

The Interest paid will be computed, net of Withholding Income Tax, in the calculation of mandatory Dividends of the fiscal year, as provided in the Bylaws.

The Company may, based on the result to be determined at the end of the fiscal year of 2010, distribute new Interest and/or Dividends to the shareholders.

Documents Available to Shareholders: this Material Fact, the Call Notice and the Proposals of the Board of Directors are available to Shareholders at the Custody and Share Department of Bradesco, Depositary Financial Institution of the Company’s Shares, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, and are also available on the Website www.bradesco.com.br - Corporate Governance -Shareholders, and on BM&FBOVESPA and CVM Websites.

Further needed clarifications may be obtained through the e-mail investidores@bradesco.com.br, in the Investor Relations Website – www.bradesco.com.br/ri or in Bradesco Branch Network.

Cidade de Deus, Osasco, SP, November 22, 2010

Cordially, Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice-President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 23, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.